

07005625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42303

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C. 210

FACING PAGE
Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Piedmont Center, Suite 415
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Winborne (404) 874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notary Public, Fulton County, GA
My Commission Expires Jan. 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKWOOD ASSOCIATES, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 3,992,525	$ 2,230,347
Accounts receivable, net of allowance of $0 in 2006 and $11,429 in 2005	190,002	148,805
Total Current Assets	4,182,527	2,379,152
PROPERTY, FURNITURE AND EQUIPMENT, net of accumulated depreciation of $126,984 in 2006 and $147,184 in 2005	112,616	135,357
OTHER ASSETS:		
Deposits	15,340	8,167
Total Assets	$ 4,310,483	$ 2,522,676
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 1,913,015	$ 1,073,550
ACCRUED LEASE OBLIGATION	22,351	-
MEMBERS' EQUITY	2,375,117	1,449,126
Total Liabilities and Members' Equity	$ 4,310,483	$ 2,522,676

The accompanying notes are an integral part of these financial statements.

END